August 5, 2025

Andrew Regan
Chief Executive Officer
Conduit Pharmaceuticals Inc.
4581 Tamiami Trail North, Suite 200
Naples, Florida 34103

       Re: Conduit Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed July 31, 2025
           File No. 333-289125
Dear Andrew Regan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Todd Mason, Esq.